Welwind Energy International Corporation
10-20172 113B Avenue
Maple Ridge, BC V2X 0Y9
CANADA

April 16, 2008

Adam Phippen
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:	File No. 000-26673
SEC Comment letter dated April 4, 2008

Dear Mr. Phippen:

On behalf of Welwind Energy International Corporation (the “Company”), a Delaware corporation, please be advised that we have received and reviewed your letter of April 4, 2008 pertaining to the Company’s Form 8-K filed on April 3, 2008 with the Securities & Exchange Commission (the “Commission”).

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

Form 8-K filed April 3, 2008

1.
The reference to the “other adjustments, reclassifications, and timing adjustments” described in the Company’s Form 8-K refers simply to updating the financial information as necessary and as set forth in the Management Discussion and Analysis section of the relevant Form 10-QSBs, which have since been refiled.  There were no other changes that were material, either individually or in the aggregate.  For this reason, the Company believes that the disclosure obligations of Item 4.02(a) of Form 8-K were met.

2.
Item 307 of Regulation S-K makes reference to Rules 13a-15 and 15d-15.  Both of these rules, and in particular subsections (c) and (d) of such rules, require the Company to describe the effectiveness of its internal controls as of the year end and to describe any changes by the Company to internal controls during each fiscal quarter respectively.  The Company has filed its Form 10-K for the year ended 2007, which includes the necessary information pertaining to the effectiveness of the Company’s internal controls as of the year ended 2007 as required.  As such, and since there were no changes to internal controls during the fiscal quarters ended June 30, 2007 and September 30, 2007, the Company believes that its disclosure has and will satisfy the obligations of Item 307 of Regulation S-K.

In connection with the Company’s responding to the comments set forth in the April 4, 2008 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and all related documents have also be filed via the EDGAR system.

Thank you for your courtesies. Please contact Luis Carrillo, Esq. at (619) 399-3102 with any questions.

Very truly yours,

/s/ Tammy Lynn McNabb

Tammy Lynn McNabb, Chief Executive Officer